Exhibit 99.2

BROOKFIELD FINANCE I (UK) PLC

AND

BROOKFIELD FINANCE INC.

AND

BROOKFIELD ASSET MANAGEMENT INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AND

COMPUTERSHARE TRUST COMPANY, N.A.

Second Supplemental

Indenture

Dated as of December 1, 2022

THIS SECOND SUPPLEMENTAL INDENTURE, dated as of December 1, 2022, (this “Second Supplemental Indenture”), by and among Brookfield Finance I (UK) PLC (the “Original Issuer”), a company organized under the laws of England and Wales (with registered number 12904555), Brookfield Finance Inc. (the “Successor Issuer”), a corporation incorporated under the laws of Ontario, Canada, Brookfield Asset Management Inc. (the “Company”), a corporation amalgamated under the laws of Ontario, Canada, Computershare Trust Company of Canada, a trust company organized under the laws of Canada, as Canadian trustee (the “Canadian Trustee”), and Computershare Trust Company, N.A., a trust company organized under the laws of Massachusetts, as U.S. trustee (the “U.S. Trustee” and together with the Canadian Trustee, the “Trustees”), to the Indenture, dated as of July 26, 2021 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of July 26, 2021 (the “First Supplemental Indenture”) by and among the Original Issuer, the Company and the Trustees (as heretofore supplemented, the “Original Indenture” and the Original Indenture, as amended and supplemented hereby, being referred to herein as the “Indenture”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Base Indenture or First Supplemental Indenture, whichever is applicable.

WITNESSETH

WHEREAS, the Original Issuer has heretofore issued a series of Securities under the Indenture pursuant to the First Supplemental Indenture, its 2.340% Notes due 2032 (the “Notes”);

WHEREAS, the Original Issuer has transferred substantially all of its assets to the Successor Issuer (the “Transfer”) and the Successor Issuer has agreed to assume the obligations of the Original Issuer under the Notes in consideration for such Transfer, subject to the payment of the Remaining Interest (as defined herein) by the Original Issuer;

WHEREAS, the Successor Issuer is a Subsidiary of the Company;

WHEREAS, (i) pursuant to Sections 10.1(a) and (b) of the Base Indenture, the Original Issuer, the Company and the Trustees may amend or supplement the Original Indenture to evidence (a) the succession of another Person to the Original Issuer and the assumption by any such successor of the covenants and obligations under the Original Indenture and the Securities and (b) the addition of a Co-Obligor in respect of any or all series of Securities, as may be permitted in accordance with the terms of such Securities; (ii) Section 2.13 of the First Supplemental Indenture contemplates the addition of a Co-Obligor for the Notes, subject to the terms and conditions set forth therein; and (iii) pursuant to Section 10.1(k) of the Base Indenture, the Original Issuer, the Company and the Trustees may amend or supplement the Original Indenture to, among other things, make any provisions with respect to matters or questions arising under the Original Indenture provided that such action shall not adversely affect in any material respect the interests of the Holders of Securities of any series;

WHEREAS, the Original Issuer, the Successor Issuer and the Company have duly authorized, executed and delivered this Second Supplemental Indenture;

WHEREAS, the Original Issuer, the Successor Issuer and the Company intend that the Original Issuer shall not be relieved of any its obligations and covenants under the Indenture or the Securities, including the Notes;

WHEREAS, for the avoidance of doubt, the Original Issuer and the Successor Issuer intend that the transactions contemplated herein shall not constitute a novation or otherwise be deemed to create a new obligation in respect of the Notes under the laws of the State of New York or, to the extent applicable, English law or the laws of Ontario, Canada;

WHEREAS, neither the Original Issuer nor the Company is in default under the Original Indenture or the Notes;

WHEREAS, all things necessary to make this Second Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Original Issuer, Successor Issuer and the Company and not by the Trustees;

NOW, THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises hereto it is mutually agreed, for the equal and proportionate benefit of all Holders of Securities under the Indenture, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS

OF GENERAL APPLICATION

Section 1.1 Definitions

For all purposes of this Second Supplemental Indenture, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“First Supplemental Indenture” shall have the meaning set forth in the first paragraph hereof.

“Original Issuer” shall have the meaning set forth in the first paragraph hereof.

“Remaining Interest” shall have the meaning set forth in Section 2.3 hereof.

“Second Supplemental Indenture” shall have the meaning set forth in the first paragraph hereof.

“Successor Issuer” shall have the meaning set forth in the first paragraph hereof.

“Transfer” shall have the meaning set forth in the recitals hereof.

All other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture, except to the extent expressly modified herein.

Section 1.2 To Be Read with Original Indenture

This Second Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture and this Second Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this Second Supplemental Indenture were contained in one instrument.

ARTICLE 2

Section 2.1 Successor Issuer Substituted; Addition of Co-Obligor

The Successor Issuer hereby expressly assumes and agrees to perform all obligations of the Original Issuer under the Indenture and the Securities, including the Notes, and agrees to be added as a Co-Obligor in respect of the Notes; and the Successor Issuer, as the successor to the Original Issuer to which the Transfer was made, hereby expressly succeeds to, and is substituted for, and agrees to perform all obligations of, and may exercise every right and power of, the Original Issuer as the Issuer under the Indenture and the Securities (including the Notes) with the same effect as if the Successor Issuer had been named as the Issuer in the Indenture and such Securities. In accordance with Section 2.13 of the First Supplemental Indenture, the Successor Issuer shall be jointly and severally liable with the Original Issuer to pay the principal, premium, if any, and interest on the Notes.

Section 2.2 Original Issuer Not Relieved; Confirmation of Guarantee

Notwithstanding Section 9.2 of the Base Indenture, each of the Original Issuer, the Successor Issuer and the Company acknowledges and agrees that the Original Issuer is not relieved or discharged of any of its obligations or covenants under the Indenture or the Securities (including the Notes) except to the extent performance or payment is made by the Successor Issuer or the Company with respect to an obligation of the Original Issuer under the Indenture or the Securities (including the Notes) in which case such performance or payment shall be in full satisfaction of such obligation of the Original Issuer under the Indenture or the Securities (including the Notes).

The Company’s guarantee of the Obligations of the Original Issuer and the Successor Issuer in respect of the Securities (including the Notes) under the Indenture pursuant to Article 5 of the Base Indenture is hereby ratified and confirmed.

Section 2.3 Interest

Notwithstanding the assumption and agreement of the Successor Issuer to perform all obligations of the Original Issuer under the Indenture and the Securities, including the Notes, the Original Issuer agrees that it shall remain liable for and shall pay all accrued and unpaid interest on the Notes from and including July 30, 2022 to and including the date of this Second Supplemental Indenture (the “Remaining Interest”).

Section 2.4 Amendment and Addition of Defined Terms

(a) The definition of “Additional Amounts” in Section 1.1 of the First Supplemental Indenture is hereby amended and restated as follows (deleted text marked by ~~bold/strikethrough~~: added text marked by bold/italics):

“Additional Amounts” means Company Additional Amounts, Successor Issuer Additional Amounts, and any Other Additional Amounts.”

(b) The definition of “Issuer” in Section 1.1 of the Base Indenture is hereby amended and restated as follows (deleted text marked by ~~bold/strikethrough~~: added text marked by bold/italics):

“Issuer” means, as the context requires, and except as otherwise specified in this Indenture, the Person named as the “Issuer” in the first paragraph of this instrument and/or any Co-Obligor added pursuant to the applicable provisions of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture and the predecessor Person has been relieved of all obligations and covenants under this Indenture and the Securities pursuant to the applicable provisions of this Indenture, and thereafter “Issuer” shall mean such successor Person and/or any co-obligors, if applicable.

(c) Section 1.1 of the First Supplemental Indenture is hereby amended to add the following defined terms:

“Original Issuer” shall mean Brookfield Finance I (UK) PLC, a company organized under the laws of England and Wales (with registered number 12904555).

“Second Supplemental Indenture” shall mean the Second Supplemental Indenture, dated as of December 1, 2022, by and among the Successor Issuer, the Original Issuer, the Company and the Trustees, to the Indenture, dated as of July 26, 2021, by and among the Original Issuer, the Company and the Trustees.

“Successor Issuer” shall mean Brookfield Finance Inc., a corporation incorporated under the laws of Ontario, Canada.

“Successor Issuer Additional Amounts” shall have the meaning set forth in Section 2.17 of this First Supplemental Indenture.

“Tax Law Change (2022)” means (i) a change in or proposed change in, or amendment or proposed amendment to, the laws or regulations of the United Kingdom or Canada or any political subdivision or any authority thereof or therein having the power to tax, including any treaty to which the United Kingdom and/or Canada is a party, (ii) any change in the application or official or generally published interpretation of such laws or regulations, including a decision of any court or tribunal, or (iii) any interpretation or pronouncement by any relevant tax authority that provides for a position with respect to such laws or regulations or interpretation thereof that differs from the previously generally accepted position in relation to similar transactions, which in each case becomes or would become effective on or after the date of the Second Supplemental Indenture.

Section 2.5 Additional Amounts

(a) Article 2 of the First Supplemental Indenture is hereby amended to add the following Section 2.17 as set forth below:

“Section 2.17 Payment of Successor Issuer Additional Amounts

All payments made by the Successor Issuer under or with respect to the Notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future Taxes imposed or levied by or on behalf of the government of the United Kingdom and/or Canada or of any province or territory or other jurisdiction thereof or therein or by any authority or agency therein or thereof having the power to tax, unless the Successor Issuer is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Successor Issuer is so required to withhold or deduct any amount for or on account of Taxes imposed or levied by or on behalf of the government of the United Kingdom and/or Canada or of any province or territory or other jurisdiction thereof or therein or by any authority or agency thereof or therein having the power to tax from any payment made by it under or with respect to the Notes and the Notes are not redeemed in accordance with the provisions of Section 2.18 of this First Supplemental Indenture, the Successor Issuer will pay such additional amounts (“Successor Issuer Additional Amounts”) as may be necessary so that the net amount received (including Successor Issuer Additional Amounts) by each Holder (including, as applicable, the beneficial owners in respect of any such Holder) after such withholding or deduction will not be less than the amount the Holder (including, as applicable, the beneficial owners in respect of any such Holder) would have received if such Taxes had not been withheld or deducted; provided that no Successor Issuer Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such Note (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the Note, being a person with whom the Successor Issuer or the Company does not deal at arm’s length (within the meaning of the Tax Act), (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and the United Kingdom and/or Canada or any province or territory or other jurisdiction thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect of such Note as a non-resident or deemed non-resident of the United Kingdom and/or Canada or any province or territory or other jurisdiction thereof or therein, or (iii) as a consequence of the payment being deemed to be a dividend pursuant to subsection 214(16) or 214(17) of the Tax Act; (b) any Tax that is levied or collected other than by withholding from payments on or in respect of the Notes; (c) any Note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holder or beneficial owner of the Notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holder or beneficial owner of the Notes, except to the extent that the Holder or beneficial owner of the Notes would have been entitled to such Successor Issuer Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (d) any estate, inheritance, gift, sales, transfer, excise or personal property Tax or any similar Tax; (e) any Tax imposed as a result of the failure of a Holder or beneficial owner to comply with certification, identification, declaration, filing or similar reporting requirements concerning the nationality, residence, identity or connection with the United Kingdom and/or Canada or any province or territory or other jurisdiction thereof or therein of such Holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (f) any (i) withholding or deduction imposed pursuant to FATCA, or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) Tax or penalty arising from the Holder’s or beneficial owner’s failure to properly comply with the Holder’s or beneficial owner’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (g) any combination of the foregoing clauses (a) to (f).

The Successor Issuer will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. The Successor Issuer will furnish to the Holders of the Notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. The Successor Issuer will indemnify and hold harmless each Holder (including, as applicable, the beneficial owners in respect of any such Holder) and, upon written request, will reimburse each such Holder (including, as applicable, the beneficial owners in respect of any such Holder) for the amount of (i) any Taxes (other than any Taxes for which Successor Issuer Additional Amounts would not be payable pursuant to clauses (a) through (g) above) levied or imposed and paid by such Holder (including, as applicable, the beneficial owners in respect of any such Holder) as a result of payments made under or with respect to the Notes which have not been withheld or deducted and remitted by the Successor Issuer in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Successor Issuer Additional Amounts would not be payable pursuant to clauses (a) through (g) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s (including, as applicable, the beneficial owners in respect of any such Holder’s) net income.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Successor Issuer will be obligated to pay Successor Issuer Additional Amounts with respect to such payment, the Successor Issuer will deliver to the Trustees an Officers’ Certificate stating the fact that such Successor Issuer Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustees to pay such Successor Issuer Additional Amounts to Holders (including in respect of beneficial owners in respect of such Holders) on the payment date. Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, Change of Control Payment, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Successor Issuer Additional Amounts provided for in this Section 2.17 to the extent that, in such context, Successor Issuer Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section 2.17 and express mention of the payment of Successor Issuer Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Successor Issuer Additional Amounts in those provisions hereof where such express mention is not made (if applicable).

The obligations of the Successor Issuer under this Section 2.17 shall survive the termination of this Indenture and the payment of all amounts under or with respect to the Notes.”

(b) Article 2 of the First Supplemental Indenture is hereby amended to add the following Section 2.18 as set forth below:

“Section 2.18 Successor Issuer Optional Tax Redemption

On the giving of not less than 10 nor more than 60 days’ notice to the Holders of Notes in accordance with the notice provisions (other than notice periods) set forth in the Original Indenture (which notice shall be irrevocable), the Notes may be redeemed or purchased or cancelled (in whole but not in part) at the option of the Successor Issuer at any time at 100% of the principal amount, together with accrued and unpaid interest thereon to the applicable Redemption Date, in the event the Successor Issuer shall have received an opinion from independent tax counsel experienced in such matters to the effect that the Successor Issuer has become, or would become, obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Successor Issuer Additional Amounts as a result of a Tax Law Change (2022).”

Section 2.6 Status of the Successor Issuer

Section 3.2 of the First Supplemental Indenture is hereby amended and restated in its entirety as follows (deleted text marked by ~~bold/strikethrough~~; added text marked by bold/italics):

“Section 3.2 Status of the Issuer

~~T~~Each of the Successor Issuer and the Original Issuer shall at all times remain a Subsidiary of the Company.”

Section 2.7 Additional Amounts with respect to the Company and the Original Issuer

Notwithstanding Section 2.1 of this Second Supplemental Indenture, all references to the “Issuer” in the definition of Tax Law Change in the First Supplemental Indenture, in Section 2.9 of the First Supplemental Indenture and in Section 2.14 of the First Supplemental Indenture shall be deemed to refer to the Original Issuer, and not the Successor Issuer.

ARTICLE 3

Section 3.1 Ratification of Original Indenture

The Original Indenture, as supplemented by this Second Supplemental Indenture, is in all respects ratified and confirmed, and this Second Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

Section 3.2 No Novation

The parties acknowledge and represent that this Second Supplemental Indenture represents a supplement to, and not a substitution for, the Indenture and that they do not wish for this Second Supplemental Indenture to result in the novation of any rights or obligations under the Indenture or the Securities (including the Notes).

Section 3.3 Governing Law

This Second Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York. Notwithstanding the preceding sentence of this Section, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

Section 3.4 Separability

In case any one or more of the provisions contained in this Second Supplemental Indenture or in the Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Second Supplemental Indenture or of the Notes, but this Second Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 3.5 Counterparts

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. This instrument may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

Section 3.6 Trustee Disclaimer; Incorporation by Reference

The Trustees shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company, the Original Issuer and the Successor Issuer.

The rights, protections, indemnities and immunities of the Trustees and each of its agents as enumerated under the Indenture are incorporated by reference into this Second Supplemental Indenture.

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IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.

EXECUTED as a Deed by BROOKFIELD FINANCE I (UK) PLC by:

/s/ Connor David Teskey	/s/ Philippa Elder
Signature of Director	Signature of Director

Connor David Teskey	Philippa Elder
Name of Director	Name of Director

BROOKFIELD FINANCE INC.

By:	/s/ Katayoon (Kathy) Sarpash
Name: Katayoon (Kathy) Sarpash
Title: Vice President and Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Katayoon (Kathy) Sarpash
Name: Katayoon (Kathy) Sarpash
Title: Senior Vice President, Legal & Regulatory

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Yana Nedyalkova
Name: Yana Nedyalkova
Title: Corporate Trust Officer

By:	/s/ Mohanie Shivprasad
Name: Mohanie Shivprasad
Title: Associate Trust Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Jerry Urbanek
Name: Jerry Urbanek
Title: Corporate Trust Manager, Trust Officer